SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	June	2006
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press release, dated June 9, 2006.

DOCUMENT 1

For Immediate Release	June 9, 2006

TORONTO, ONTARIO, June 9, 2006 – Crystallex International Corporation (the “Corporation”) (TSX: KRY) (AMEX: KRY) announced today that, subject to receipt of all necessary regulatory and shareholder approvals, it has agreed to amend the terms of certain unlisted common share purchase warrants (the “Warrants”) held by two holders in the United States. The proposed amendment is in relation to 2,272,727 Warrants originally issued by the Corporation as part of an issuance of 4,545,455 special warrants (each special warrant consisting of one common share and one-half of one Warrant) completed on August 29, 2003. Each Warrant entitles the holder thereof to acquire one common share in the capital of the Corporation at an exercise price of US$2.75 per share until September 15, 2006.

Pursuant to the proposed amendment to the Warrants, the Corporation has agreed to issue 0.228 new common share purchase warrants (the “New Warrants”) in exchange for each Warrant exercised prior to 5:00 p.m. (New York time) on the date which is the later to occur of: (i) June 12, 2006; and (ii) the date on which the Corporation receives all necessary regulatory and stock exchange approvals to complete the amendment to the Warrants (the “Offer Expiry Time”). Each New Warrant will entitle the holder thereof to acquire one common share in the capital of the Corporation at an exercise price of US$6.23 per share (subject to adjustment upon the occurrence of certain events) until the date which is one year from the date of issuance of the New Warrants. The exercise price of the New Warrants represents a 50% premium to the closing price of the common shares of the Corporation on the American Stock Exchange on May 31, 2006. Other than as described above, the New Warrants will have the same terms and conditions as the Warrants.

In the event that all of the Warrants are exercised prior to the Offer Expiry Time, the Corporation would realize gross proceeds of approximately US$6.25 million and be required to issue an aggregate of 517,603 New Warrants.

Subject to receipt of all necessary regulatory, stock exchange and other approvals, the Corporation intends to amend the terms of the common share purchase warrants issued by the Corporation on September 8, 2003 in order to offer holders of such warrants the opportunity to exercise their warrants early on terms which are similar to those outlined above. Details of the proposed amendment will be provided by the Corporation in a separate news release.

About Crystallex

Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company’s principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:

INVESTOR RELATIONS CONTACT: A. RICHARD MARSHALL, VP AT (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	June 12, 2006	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Chief Financial Officer